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2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

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FOR IMMEDIATE RELEASE

                  CINRAM INTERNATIONAL INCOME FUND ANNOUNCEMENT

TORONTO, ON -- June 28, 2006 -- Cinram International Income Fund (the "Fund") (TSX: CRW.UN) announced today that Isidore Philosophe, the founder, Chief Executive Officer and a Director of Cinram International Inc. ("Cinram") has advised Cinram's Board of Directors of his wish to retire, and has accordingly tendered his resignation as CEO of Cinram, and as a member of Cinram's Board of Directors, effective June 30, 2006.

In his letter to the Board, Mr. Philosophe said, "After 50 years of hard work and dedication, I have decided, at age 68, that it is time for me to step down and devote more time to my family. I am extremely proud of what we have accomplished at Cinram and have very mixed feelings about my decision, but I know that I am leaving the company on a very solid footing for future growth, with a dynamic team of managers and employees. I wish to offer my special thanks to our customers, investors, directors and especially our employees, for their loyalty and support during the years."

The Board of Directors of Cinram has, with much regret, accepted Mr. Philosophe's resignation. The Board of Directors of Cinram is pleased to announce that it has appointed David Rubenstein, currently the President and Chief Operating Officer of Cinram, as its Chief Executive Officer, effective July 1, 2006.

The Board of Directors of Cinram is also pleased to announce that, at its request, Mr. Philosophe has agreed to remain as a paid consultant to the Board.

The Chairman of the Board of Trustees of the Fund, Henri Aboutboul said, "On behalf of the trustees of the Fund and the directors of Cinram, I wish to express our deep appreciation and gratitude to Mr. Philosophe for his commitment and dedication to Cinram since its founding by him in Canada in 1969. Under his visionary leadership, Cinram has grown to become the world's largest provider of pre-recorded multimedia products and related logistic services. We are pleased that the Fund and Cinram will continue to benefit from Mr. Philosophe's knowledge and experience in his new role as a consultant."

ABOUT CINRAM

Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund Units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

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For further information, please contact:

Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com